United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: TYSON FOODS

2.	Name of person relying on exemption: GREEN CENTURY CAPITAL MANAGEMENT

3.	Address of person relying on exemption: 114 STATE STREET, Suite 200 BOSTON, MA 02109

4.
Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: Green Century Capital Management is not asking for and cannot accept your proxy card.

Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

Memorandum

Subject:
Response to, and line-by-line refutation of, the Board of Directors’ statement in opposition to the Tyson Foods shareholder proposal requesting that the Board report the business risks and operational impacts associated with its position of indefinitely allowing gestation crates throughout its supply chain.

Date:	December 23, 2013

Contact:	Leslie Samuelrich, Green Century Capital Management
(617) 482-0800 or lsamuelrich@greencentury.com

Dear Tyson Foods Shareholders,

This filing is made in reference to the statement of opposition published by Tyson’s Board of Directions, opposing the shareholder proposal—submitted by Green Century Capital Management, The Humane Society of the United States, and the United Methodist Church Benefits Board (“the Proponents”)—in the Company’s 2014 proxy materials.

As evidenced below, the Board’s opposition statement is quite misleading. This filing identifies the areas in which the Board confuses and conflates the issues—perhaps purposely, so as to draw attention away from the focus of the proposal: that the Company has failed to disclose or address critical business risks that proponents believe are associated with its policy of indefinitely allowing gestation crate confinement in its pork supply.

We urge shareholder to review the proposal in the Company’s proxy materials, as well as the recent exempt solicitation filing made by The Humane Society of the United States, which provides further details regarding the merits of the proposal.

Below is the Board’s opposition statement, broken up section-by-section (bolded and capitalized), with the Proponents’ responses following.

“THE BOARD OPPOSES THE PROPOSAL BECAUSE IT IS IMPRACTICAL AND UNNECESSARY AND NOT IN THE BEST INTERESTS OF SHAREHOLDERS.”

The Board provides no evidence in defense of this assertion. As the Company notes below, it regularly makes disclosures to shareholders, including risks disclosures, and the Proposal explicitly advises that the desired additional disclosure be “prepared at a reasonable cost.”

While Tyson may not want to provide additional transparency on the topic, the Company’s desire to avoid making further disclosure can, in no way, be interpreted as further disclosure not being in shareholders’ best interests. Given the material risks proponents believe shareholders are exposed to through Tyson Foods indefinite use of gestation crates, disclosing these risks is very much in the best interest of shareholders.

“FROM A PRACTICAL STANDPOINT, IT IS IMPOSSIBLE TO KNOW ALL POTENTIAL RISKS AND IMPACTS RELATED TO ANY PRACTICE…”

This statement is grossly misleading. While it is indeed impossible to know all risks associated with a practice, proponents believe that there are very apparent risks associated with the company’s use of gestation crates that Tyson fails to disclose.

As noted above and below, the Company already makes certain risk disclosures to shareholders, indicating its clear ability to understand and report on risks associated with specific aspects of its business. Further, to be clear, the Proposal does not request that the Company disclose “all” potential risks and impacts associated with its policy on gestation crate use; rather, the Proposal very clearly asks for disclosure “detailing the possible risks and operational impacts…” of that policy.

“…BUT BUSINESS RISKS ARE ASSESSED ON A REGULAR BASIS AND ARE REPORTED TO THE COMPANY’S SHAREHOLDERS WHEN SUCH RISKS RISE TO THE LEVEL THAT THEY COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS.”

Here we see the Company make clear that – despite its misleading assertions above that it is “impractical” to report on risks and “impossible” to understand risks – it is, indeed, accustomed to analyzing and reporting on risks to its business.

Moreover, while it may be generally true that the Company assesses and reports some risks, the company fails to report key risks associated with its use of gestation crates. Some examples of these risks are as follows:

•
Nearly 60 of the world’s largest pork buyers – including some of Tyson’s largest customers – have adopted firm policies to eliminate pork produced using gestation crates from their supply chains, with many of these companies having set firm deadlines by which they will accomplish that goal. These companies include McDonald’s, Burger King, Wendy’s, Oscar Mayer, Safeway, Kroger, Target, Costco, SUPERVALU, Sysco, Sodexo, ARAMARK, Compass Group and dozens more. (A complete list of these companies and their policies can be found on the website www.CrateFreeFuture.com.)

•
Several Tyson competitors—Smithfield, Hormel, Cargill, Hatfield, Olymel, Maple Leaf Foods and more—are actively moving away from gestation crates in their supply chains to meet this consumer demand. In fact, a National Pork Board survey released in 2012 found that a majority of U.S. hog farmers either do not use gestation crates currently or have plans to move away from them.

•
Tyson has already begun losing business from significant customers over its position of indefinitely allowing gestation crates in its supply system. At least one large foodservice company and one top, international fast food chain have ended their pork business with Tyson over its current position on the issue.

•
Several Tyson employees have acknowledged that customers are demanding change regarding gestation crates. In one recent Des Moines Register article, a Tyson supply manager was quoted as having told a group of farmers that when it comes to gestation crates, “Our customers want more” for animals, noting that many customers have implemented policies to eliminate gestation crates from their supply systems.

Tyson fails to disclose the risks and impacts associated with its indefinite use of gestation crates in the face of a market place rapidly shifting away from this practice. Given that virtually every major food retailer has announced plans to eliminate pork produced using gestation crates and several key Tyson competitors are taking steps to meet that demand, proponents believe that Tyson Foods policy of using gestation crates constitutes a risk that “could materially adversely affect our business” and therefore should be reported to shareholders.

“WITH RESPECT TO THE SUBJECT MATTER OF THE PROPOSAL, ANIMAL EXPERTS ACKNOWLEDGE THAT BOTH INDIVIDUAL AND GROUP SOW HOUSING SYSTEMS HAVE ADVANTAGES AND DISADVANTAGES WHEN IT COMES TO ANIMAL WELL-BEING.”

The subject matter of the proposal, to be clear, is not whether Tyson should allow or disallow the use of gestation crates, but simply that it’s in shareholders’ interests for Tyson to report the risks associated with its policy of continuing to allow gestation crates in its supply chain. The Board, here, is conflating – perhaps purposely – the subject matter of the Proposal (risk disclosure associated with the Company’s policy on gestation crates) with the Company’s policy on that issue.

Furthermore, while Proponents have never claimed that one housing system or another has zero advantages or disadvantages, one clear and material disadvantage of gestation crate use, as it relates to the proposal, is that a large proportion of the food retail sector has rejected gestation crates as inhumane and made clear their plans to utilize suppliers that do not use those crates.

“NEITHER TYPE OF HOUSING IS PERFECT, AND CHOOSING ONE METHOD EXCLUSIVE OF ALL OTHER METHODS IS, IN OUR EYES, SHORT-SIGHTED AND DISCOURAGES THE DEVELOPMENT OF BETTER METHODS OF HOUSING MOTHER PIGS.”

Again here, the Board is conflating the issues. The proposal unequivocally does not ask the Company to choose one pig housing method over another, but rather, just to disclose the possible risks associated with its current policy.

“ALMOST ALL THE HOGS WE BUY TO PRODUCE PORK COME FROM 3,000 INDEPENDENT FARMERS WHO RAISE THEIR MARKET HOGS IN OPEN PENS.”

This statement is misleading. Market hogs are not the subject of this proposal, and are always housed in open pens throughout the entire pork industry. This proposal focuses on the use of gestation crates, which are only used for breeding sows, not market hogs (hence the name, gestation crates). As the Company of course knows this basic fact about pork production, this statement is misleading and irrelevant.

“MANY OF THESE INDEPENDENT FARMERS ALSO HAVE BREEDING OPERATIONS THAT USE INDIVIDUAL HOUSING – OR GESTATION STALLS – FOR THE WELFARE OF MOTHER PIGS, WHILE SOME FARMERS USE GROUP OR PEN HOUSING.”

The Board’s statement here is precisely the point of the proponents’ proposal: that the Company buys from farmers using gestation crates with, apparently, no plans to move toward suppliers using alternative systems – despite dozens of major food retailers having policies to eliminate gestation crates from their supply chains – creates a clear risk, the details of which the Proponents believe the Company ought to disclose (among others).

It is also important to point out here that by focusing on the “independent farmers” in its supply system, the Board fails to address – or perhaps purposely omitted – practices used in its Company-owned breeding operations, with Company-owned sows in Company-owned barns filled with Company-owned gestation crates.

“TYSON FOODS’ POSITION ON HOUSING FOR MOTHER PIGS ON INDEPENDENT FARMS IS IN LINE WITH THE STATED POSITION OF MOST OTHER U.S. PORK PROCESSORS. THEY DO NOT DICTATE THE KIND OF HOUSING INDEPENDENT FARMERS USE.”

This is grossly misleading for two reasons:

1.
Major Tyson competitors like Smithfield, Cargill and Hormel are actively moving away from gestation crates. A 2007 press release from Smithfield Foods (the world’s largest pork processor) states that the company announced a company shift away from gestation crates, and that “Smithfield also will work with its contract growers [independent farmers] regarding system conversion.”

2.	Additionally, Tyson’s policy to indefinitely allow gestation crates in its supply systems pertains not only to “independent farms” but also to its Company-owned operations, as noted above.

“REGARDLESS OF HOUSING METHODS CURRENTLY CHOSEN BY FARMERS…”

As the subject matter of this proposal is narrowly related to Tyson’s policies regarding the housing methods it uses on its Company-owned facilities and that it allows its suppliers to use, everything that follows about Tyson’s animal welfare policies, in general, is wholly irrelevant to Proposal.

“…TYSON FOODS EXPECTS THE FARMERS SUPPLYING HOGS FOR PORK PRODUCTS TO OPERATE CONSISTENT WITH OUR CORE VALUES, WHICH INCLUDES AN OBLIGATION TO SERVE AS GOOD STEWARDS OF THE ANIMALS THAT WE DEPEND ON TO OPERATE. IN 2000, WE BECAME ONE OF THE FIRST COMPANIES IN THE MEAT INDUSTRY TO CREATE AN OFFICE OF ANIMAL WELL-BEING, WHICH PRIMARILY FOCUSED ON THE PROPER TREATMENT OF LIVE ANIMALS AT OUR PROCESSING PLANTS. IN 2012, THIS EFFORT EXPANDED TO THE FARMS THAT SUPPLY THE COMPANY WITH THE DEVELOPMENT OF THE TYSON FARMCHECK PROGRAM, WHICH INVOLVES ANIMAL WELL-BEING AUDITS OF THOSE FARMS.”

This too is irrelevant to the discussion about risks associated with the Company’s use and allowance of a specific type of housing program.

“IT [TYSON’S FARMCHECK PROGRAM] ALSO INCLUDES AN ANIMAL WELL-BEING ADVISORY PANEL…”

Again, this too is irrelevant to the discussion of risks associated with one type of housing system over another.

However, the Proponents do point out that perhaps the most well-known and prestigious member of the Company’s Animal Well-Being Advisory Panel, Dr. Temple Grandin, is a strong opponent of gestation crate use. “Confining an animal for most of its life in a box in which it is not able to turn around does not provide a decent life,” states Grandin. “We’ve got to treat animals right, and gestation stalls have got to go.”

Additionally, it’s worth point out that despite Tyson’s general claims about animal welfare, just between 2012 and 2013, several workers from one farm supplying Tyson Foods were convicted of criminal animal cruelty; workers from another were caught punching animals, kicking them, beating them, cutting pieces off their bodies, smashing them into the ground and even throwing bowling balls at them; and workers at yet another were caught abusing animals in similar ways.

Though again, to be clear, the Proposal is not about which housing system Tyson should or should not use – and seeks not a single policy shift in that area – but rather simply seeks additional transparency regarding the risks of its policy on that issue.

“…FARM ANIMAL WELL-BEING RESEARCH PROGRAM, AND AN INTERNAL MANAGEMENT TEAM LED BY OUR VICE PRESIDENT OF ANIMAL WELL-BEING PROGRAMS.”

Yet again, this too, like much of the above language, is wholly irrelevant to the risk disclosure topic at hand.

“WE WILL CONTINUE TO WORK CLOSELY WITH FARMERS, CUSTOMERS AND ANIMAL EXPERTS ON CONTINUED IMPROVEMENTS IN ANIMAL WELL-BEING ACROSS A BROAD RANGE OF FACTORS, INCLUDING SOW HOUSING SYSTEMS.”

And again here, this is an irrelevant fact, as the Proponents are not seeking any animal well-being policy change.

“IN THE MEANTIME, WE SUPPORT THE RIGHT OF INDEPENDENT FARMERS TO KNOW AND CHOOSE HOW THEY RAISE ANIMALS THEY SUPPLY TO US, CONSISTENT WITH OUR CORE VALUES AND ESTABLISHED SCIENTIFIC RESEARCH RELATED TO ANIMAL WELFARE, ENCOURAGE RESEARCH INTO ALTERNATIVE SOW HOUSING SYSTEMS, AND CONTINUE TO LOOK AT ALL OPTIONS AVAILABLE TO INDEPENDENT FARMERS THAT PROVIDE THE HOGS WE BUY TO PRODUCE OUR PORK PRODUCTS.”

This is again another irrelevant statement (for the same reasons noted repeatedly above) by the Board with regard to the narrow risk disclosure asked for in the proposal.

However, Proponents do point out that the Board’s statement that the Company supports “the right of independent farmers to know and choose how they raise animals they supply us” conflicts directly and substantially with its discussion, above, regarding the Company’s FarmCheck audit program (which, presumably, independent farmers must pass in order to be included in the Tyson system). It also conflicts with recent announcements from the Company. For example, a December AgWeb.com article titled, “Tyson Adds Beef, Chickens to Animal Welfare Rules” makes clear: “Tyson has decided to expand its animal welfare requirements to its beef and chicken suppliers. The Des Moines Register says a Tyson manager told Iowa cattle producers on Monday that they must meet the requirements next year if they want to sell to Springdale, Ark.-based Tyson.”

Tyson is clearly putting some requirements related to animal welfare on the independent farmers in its system, despite its assertion above indicating otherwise.

Though, to be clear again, the Proposal has nothing to do with how Tyson interacts with its suppliers or what its “core values” are with regard to animal well-being, but, again, simply seeks disclosure on an apparent risk issue.

Thank you for your time and attention. We urge shareholder to review the proposal in the Company’s proxy materials, as well as the recent exempt solicitation filing made by The Humane Society of the United States, which provides further details regarding the merits of the proposal

We hope you will vote FOR the shareholder proposal on the Company’s proxy statement.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing.  The cost of this communication is being borne entirely by the registrants.

PLEASE NOTE: Green Century Capital Management is not asking for and cannot accept your proxy card.

Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.